Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9626)

INTERIM RESULTS ANNOUNCEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2025

The board (the “Board”) of directors (the “Directors”) of Bilibili Inc. (the “Company”) is pleased to announce the unaudited interim consolidated results of the Company, its subsidiaries and consolidated affiliated entities (the “Group”) for the six months ended June 30, 2025 (the “Reporting Period”), together with the comparative figures for the corresponding period in 2024. These interim results have been prepared under generally accepted accounting principles in the United States of America (“U.S. GAAP”) and reviewed by the audit committee (the “Audit Committee”) of the Board. The independent auditor of the Company, PricewaterhouseCoopers, has reviewed our interim financial information for the six months ended June 30, 2025 in accordance with International Standard on review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”.

In this announcement, “we,” “us,” and “our” refer to the Company and where the context otherwise requires, the Group.

FINANCIAL AND OPERATIONAL HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2025

•	Total net revenues were RMB14.34 billion for the six months ended June 30, 2025, representing an increase of 21.6% from RMB11.79 billion for the six months ended June 30, 2024.

•	Advertising revenues were RMB4.45 billion for the six months ended June 30, 2025, representing an increase of 20.0% from RMB3.71 billion for the six months ended June 30, 2024.

•	Mobile games revenues were RMB3.34 billion for the six months ended June 30, 2025, representing an increase of 68.0% from RMB1.99 billion for the six months ended June 30, 2024.

•

Gross profit was RMB5.21 billion for the six months ended June 30, 2025, representing an increase of 51.7% from RMB3.44 billion for the six months ended June 30, 2024. Gross profit margin was 36.4% for the six months ended June 30, 2025, compared with 29.2% in the same period last year.

•	Net profit was RMB207.6 million for the six months ended June 30, 2025, compared with a net loss of RMB1.37 billion for the six months ended June 30, 2024.

•	Adjusted net profit was RMB922.8 million for the six months ended June 30, 2025, compared with an adjusted net loss of RMB726.9 million for the six months ended June 30, 2024.

•	Net cash provided by operating activities was RMB3.29 billion for the six months ended June 30, 2025, compared with RMB2.39 billion for the six months ended June 30, 2024.

•	Average daily active users (“DAUs”) were 108.0 million for the six months ended June 30, 2025, representing an increase of 6% from 102.3 million for the six months ended June 30, 2024.

FINANCIAL HIGHLIGHTS

	For the Six Months Ended June 30,
	2024	2025	Change (%)
	RMB	RMB
	(in thousands, except for percentages)
Net revenues	11,791,744	14,340,938	21.6%
Gross profit	3,438,561	5,214,944	51.7%
(Loss)/profit before income tax	(1,377,372)	245,551	(117.8%)
Net (loss)/profit	(1,372,780)	207,606	(115.1%)
Net (loss)/profit attributable to the Bilibili Inc.’s shareholders	(1,357,245)	209,900	(115.5%)
Non-GAAP Financial Measures:
Adjusted net (loss)/profit	(726,872)	922,842	(227.0%)
Adjusted net (loss)/profit attributable to the Bilibili Inc.’s shareholders	(711,337)	925,136	(230.1%)

	As of 2024	As of 2025
	December 31,	June 30,	Change (%)
	RMB	RMB
	(in thousands, except for percentages)
Total current assets	19,756,055	25,570,818	29.4%
Total non-current assets	12,942,445	13,222,965	2.2%
Total assets	32,698,500	38,793,783	18.6%
Total liabilities	18,594,587	24,638,025	32.5%
Total shareholders’ equity	14,103,913	14,155,758	0.4%
Total liabilities and shareholders’ equity	32,698,500	38,793,783	18.6%

Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted (loss)/profit from operations, adjusted net (loss)/profit and adjusted net (loss)/profit attributable to the Bilibili Inc.’s shareholders in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions, income tax related to intangible assets acquired through business acquisitions, gain/loss on fair value change in investments in publicly traded companies and gain/loss on repurchase of convertible senior notes. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP and therefore may not be comparable to similar measures presented by other companies. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net (loss)/profit, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

The following table sets forth an unaudited reconciliation of GAAP and non-GAAP results for the periods indicated.

	For the Six Months Ended June 30,
	2024	2025
	RMB	RMB
	(in thousands)
(Loss)/profit from operations	(1,403,731)	266,620
Add:
Share-based compensation expenses	524,065	575,612
Amortization expense related to intangible assets acquired through business acquisitions	83,552	73,384

Adjusted (loss)/profit from operations	(796,114)	915,616

Net (loss)/profit	(1,372,780)	207,606
Add:
Share-based compensation expenses	524,065	575,612
Amortization expense related to intangible assets acquired through business acquisitions	83,552	73,384
Income tax related to intangible assets acquired through business acquisitions	(10,814)	(8,272)
Loss on fair value change in investments in publicly traded companies	28,125	74,510
Loss on repurchase of convertible senior notes	20,980	2
Adjusted net (loss)/profit	(726,872)	922,842

Net loss attributable to noncontrolling interests	15,535	2,294

Adjusted net (loss)/profit attributable to the Bilibili Inc.’s shareholders	(711,337)	925,136

BUSINESS REVIEW AND OUTLOOK

We maintained strong momentum in the first half of 2025, achieving solid progress in financial results and community engagement. We have successfully delivered strong revenue growth, expanded our gross margin, and sustained our profitability, all while cultivating a thriving community of high-value, loyal young users.

The first half of 2025 saw continued top-line momentum and expanding profitability. Our total net revenues grew 21.6% year over year to RMB14.34 billion, driven by the strength in our mobile games and advertising businesses. Mobile games revenues increased by 68.0% year over year to RMB3.34 billion, propelled by new seasons of our popular strategy game, San Guo: Mou Ding Tian Xia (“San Mou”). Advertising revenues rose by 20.0% year over year to RMB4.45 billion, primarily driven by the greater AI integration into our ad infrastructure that elevated ad efficiency and effectiveness. On the back of revenue growth and operating efficiency, we expanded our gross margin to 36.4% in the first half of 2025 from 29.2% in the same period last year. We realized operating leverage across both GAAP and non-GAAP operating expenses, which helped us achieve net profit of RMB207.6 million and adjusted net profit of RMB922.8 million, respectively.

Our performance demonstrates our expanding influence among China’s Gen Z+ audience. By providing users with high quality content, we foster deeper engagement that fuels our commercial ecosystem. In the first half of 2025, our DAUs averaged 108.0 million, and our MAUs averaged 365.2 million, representing year-over-year increases of 6% and 8%, respectively. The average daily time spent per active user reached 106 minutes in the first half of the year, compared to 102 minutes in the same period last year. Monthly paying users reached 31.8 million in the first half of 2025, representing a year-over-year increase of 10%.

Looking ahead, we will sharpen our focus on delivering the best PUGV community experience, attracting more users and growing alongside them. At the same time, we will continue to drive sustainable profitability by reinvesting in our business, maintaining ample liquidity and returning value to our shareholders.

Through these efforts, we are confident in our ability to create long-term value for all of our stakeholders.

Content and Community

We firmly believe that high-quality content and an engaging community are integral to the lives of today’s young generations. Gen Z+ comes to Bilibili not for quick hits, but for meaningful content they care about. This deep connection is driving stronger influence, longer watch times, and greater commercial potential across our platform.

We have continuously expanded and deepened our content offering as we grow our user base. In our dominant ACG content categories, we were pleased to deliver several hit Chinese anime titles to thrill and delight countless anime fans in our community. Game content connected deeply with game lovers in our community and remained top level popularity. AI related content has increasingly captured our users’ attention and many came to Bilibili to learn, explore and create with AI. Consumption related content emerged as another go-to category on Bilibili as our users’ interests expand following the progress of their life stages and the growth in their purchasing power.

As we accumulated a rich repository of high-quality content, the first half of 2025 saw longer user watch time, which is expected to translate into greater commercial potential across every corner of our platform. The average daily time spent per active user increased to 106 minutes in the first half of 2025, compared against 102 minutes in the same period last year. Notably, the watch time for videos longer than 5 minutes increased by 15% in the first half of 2025 as compared against the same period last year, proving Bilibili’s undeniable user mindshare to consume mid-to-long form and meaningful content. Beyond spending more time, more users are willing to make payments for premium content. Our monthly paying users increased by 10% year over year to 31.8 million.

We continue to enhance our products and services to better support content creators in monetization. In the first half of the year, approximately 2.0 million content creators earned income on our platform through various monetization tools. Average income per content creator also grew by 20% year over year in the first half of the year. Notably, content creators’ total income from our fan-charging program increased over 100% year over year in the first half of the year, once again showing our users’ increasing willingness to pay for quality content.

Our growing influence among Gen Z+ is showing up both online and offline. This year’s Bilibili World and Bilibili Macro Link drew in record crowds. Over 400,000 participants attended the three-day event, 60% more than last year, making it one of the largest offline animation expos in China. The strong turnout reflects the vitality of our brand and the power of our community, showing the tremendous potential of our young users. Their tastes are already shaping mainstream trends, and countless more interests within our community are waiting to be unleashed.

Commercialization

We have advanced our commercialization capabilities across our core business lines in the first half of 2025.

Advertising

We achieved strong growth in advertising in the first half of 2025, with our advertising revenues increased by 20.0% year over year to RMB4.45 billion. We further strengthened our advertising infrastructure, enhancing conversion efficiency through advanced recommendation algorithms, creative generation, and smart advertising placement. These upgrades boosted ad efficiency and scalability, fueling the growth of our advertising business. Notably, our performance-based advertising revenue in the first half of 2025 grew over 30% year over year. Revenues from brand and native advertising also maintained healthy momentum.

In the first half of 2025, the number of advertisers on Bilibili increased over 20% year over year, reflecting our growing appeal to advertisers. Industry-wise, the top five advertising verticals on Bilibili were games, digital products and home appliances, internet services, e-commerce, and automotive. Game developers allocated larger ad budgets on Bilibili for the highly coveted game lovers in our community. In addition, we saw increased spending from consumption brand advertisers and e-commerce platforms, validating our users’ growing purchasing power and our ability to convert user engagement to transactions.

Mobile Games Services

Revenues from our mobile games services in the first half of 2025 increased by 68.0% year over year to RMB3.34 billion, propelled by the sustained strength of San Mou in its first year and the lasting appeal of our legacy titles Fate Grand Order and Azur Lane, each celebrating their 9th and 8th anniversaries. We will continue to deepen user engagement for these ever-green titles, while broadening our portfolio with a pipeline of new games across diverse genres, several of which are currently pending regulatory approval.

Value-Added Services

Revenues from our VAS services in the first half of 2025 increased by 10.8% year over year to RMB5.64 billion, driven by healthy momentum across live broadcasting, premium memberships and other value-added services. We have refined our operations of live broadcasting by fostering more quality content and diversifying monetization features. Meanwhile, premium memberships maintained stable growth, with over 80% on annual or auto-renewal plans, demonstrating our users’ loyalty and commitment to our platform. We are continuously upgrading other VAS offerings, such as fan-charging program, allowing paid users to access exclusive, high quality content generated from the creators they subscribe to, which saw an over 100% year-over-year revenue increase in the first half of 2025.

Recent Developments

In May 2025, we completed an offering of US$690.0 million in aggregate principal amount of convertible senior notes due 2030 (the “Notes Offering”), with an interest rate of 0.625% per year. We planned to use the net proceeds from the Notes Offering for enhancing our content ecosystem, improving our overall monetization efficiency, funding the Concurrent Repurchase (as defined below), funding future repurchases (from time to time) under our share repurchase program, and for other general corporate purposes. We raised total net proceeds of approximately US$678.1 million from the Notes Offering, after deducting the initial purchasers’ commissions and expenses.

We also concurrently repurchased 5,588,140 Class Z ordinary shares (each represented by one ADS) for an aggregate amount of HK$782.9 million (US$100.0 million as translated on the date of Notes Offering) (the “Concurrent Repurchase”) pursuant to our existing share repurchase program. All of the Class Z ordinary shares repurchased under the Concurrent Repurchase have been cancelled as of the end of the second quarter of 2025.

Pursuant to our US$200 million share repurchase program which was approved by the Board in November 2024, we had repurchased a total of 6.4 million of our listed securities for a total cost of US$116.4 million, with the remaining amount being approximately US$83.6 million as of June 30, 2025.

Events After the Reporting Period

Save as disclosed in this announcement, there were no other significant events that might affect us since the end of the Reporting Period and up to the date of this announcement.

Business Outlook

We are pleased to see significant financial gains and continued community development in the first half of 2025. We will remain focused on our key differentiation, which is deeply rooted in offering premium content that resonates with China’s Gen Z+ generation. This is the backbone of our community, foundation of our growing influence, and the engine behind our expanding commercial opportunities.

In the remainder of 2025, we will further invest in enhancing our advertising infrastructure and products, attracting advertisers from a diverse range of industries to satisfy evolving consumption needs from young generation. We will continue leveraging our leading gaming community, exploring new opportunities to reinvent games for the next generation of players. In addition, we will continue to develop VAS products uniquely aligned with our community features, expanding monetization opportunities for our content creators.

We will embrace the transformative opportunities provided by emerging technologies, such as AI, to further enhance our operational efficiency, elevate user experience, accelerate our monetization, and expand our global reach.

We believe these efforts will lead to our sustainable growth and long-term profitability, driving greater value for our users, content creators and stakeholders.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the Six Months Ended June 30,
	2024	2025
	(Unaudited)	(Unaudited)
	(RMB in thousands)
Net Revenues:
Value-added services (VAS)	5,094,797	5,643,936
Advertising	3,706,075	4,446,523
Mobile games	1,990,177	3,343,488
IP derivatives and others	1,000,695	906,991

Total net revenues	11,791,744	14,340,938

Cost of revenues	(8,353,183)	(9,125,994)
Gross profit	3,438,561	5,214,944

Operating expenses:
Sales and marketing expenses	(1,962,655)	(2,215,164)
General and administrative expenses	(1,019,816)	(1,025,269)
Research and development expenses	(1,859,821)	(1,707,891)

Total operating expenses	(4,842,292)	(4,948,324)

(Loss)/profit from operations	(1,403,731)	266,620
Other income/(expense):
Investment loss, net (including impairments)	(115,933)	(119,078)
Interest income	233,551	195,812
Interest expense	(51,383)	(68,077)
Exchange losses	(73,335)	(23,369)
Debt extinguishment loss	(20,980)	(2)
Others, net	54,439	(6,355)

Total other income/(expense), net	26,359	(21,069)

(Loss)/profit before income tax	(1,377,372)	245,551
Income tax benefit/(expense)	4,592	(37,945)

Net (loss)/profit	(1,372,780)	207,606
Net loss attributable to noncontrolling interests	15,535	2,294

Net (loss)/profit attributable to the Bilibili Inc.’s shareholders	(1,357,245)	209,900

Net revenues

Total net revenues were RMB14.34 billion for the six months ended June 30, 2025, representing an increase of 21.6% from RMB11.79 billion for the six months ended June 30, 2024.

Value-added services (VAS)

Revenues from VAS were RMB5.64 billion for the six months ended June 30, 2025, representing an increase of 10.8% from RMB5.09 billion for the six months ended June 30, 2024. The increase was led by increases in revenues from live broadcasting, premium membership, and other value-added services.

Advertising

Revenues from advertising were RMB4.45 billion for the six months ended June 30, 2025, representing an increase of 20.0% from RMB3.71 billion for the six months ended June 30, 2024. This increase was mainly attributable to the Company’s improved advertising product offerings and enhanced advertising efficiency.

Mobile games

Revenues from mobile games were RMB3.34 billion for the six months ended June 30, 2025, representing an increase of 68.0% from RMB1.99 billion for the six months ended June 30, 2024. The increase was mainly due to the strong performance of the Company’s exclusively licensed game, San Mou.

IP derivatives and others

Revenues from IP derivatives and others were RMB907.0 million for the six months ended June 30, 2025, representing a decrease of 9.4% from RMB1.00 billion for the six months ended June 30, 2024.

Cost of revenues

Cost of revenues was RMB9.13 billion for the six months ended June 30, 2025, representing an increase of 9.3% from RMB8.35 billion for the six months ended June 30, 2024. The increase was mainly due to higher revenue-sharing costs and was partially offset by lower content costs. Revenue-sharing costs, a key component of cost of revenues, was RMB5.64 billion, representing an increase of 19.3% from RMB4.72 billion for the six months ended June 30, 2024, and the increase was in line with the increase of our revenue growth.

Gross profit

Gross profit was RMB5.21 billion for the six months ended June 30, 2025, representing an increase of 51.7% from RMB3.44 billion for the six months ended June 30, 2024, primarily due to growth in total net revenues and relatively stable costs related to platform operations as the Company enhanced its monetization efficiency.

Operating expenses

Total operating expenses were RMB4.95 billion for the six months ended June 30, 2025, representing an increase of 2.2% from RMB4.84 billion for the six months ended June 30, 2024.

Sales and marketing expenses

Sales and marketing expenses were RMB2.22 billion for the six months ended June 30, 2025, representing an increase of 12.9% from RMB1.96 billion for the six months ended June 30, 2024. The increase was primarily attributable to increased marketing expenses related to the Company’s partnership with CCTV for the 2025 Spring Festival Gala as the exclusive bullet chat live broadcasting and content platform, as well as higher year-over-year promotion expenses for the Company’s strategy game, San Mou.

General and administrative expenses

General and administrative expenses were RMB1.03 billion for the six months ended June 30, 2025, remaining relatively stable compared to RMB1.02 billion for the six months ended June 30, 2024.

Research and development expenses

Research and development expenses were RMB1.71 billion for the six months ended June 30, 2025, representing an 8.2% decrease from RMB1.86 billion for the six months ended June 30, 2024. The decrease was mainly attributable to improved research and development efficiency.

Profit/(loss) from operations

Profit from operations was RMB266.6 million for the six months ended June 30, 2025, compared with a loss of RMB1.40 billion for the six months ended June 30, 2024.

Adjusted profit/(loss) from operations

Adjusted profit from operations was RMB915.6 million for the six months ended June 30, 2025, compared with an adjusted loss from operations of RMB796.1 million for the six months ended June 30, 2024.

Total other (expense)/income, net

Total other expense was RMB21.1 million for the six months ended June 30, 2025, compared with total other income of RMB26.4 million in the same period of 2024. The change was primarily attributable to the fair value change in investments in publicly traded companies with a loss of RMB74.5 million and a loss of RMB28.1 million for the six months ended June 30, 2025 and 2024, respectively.

Income tax (expense)/benefit

Income tax expense was RMB37.9 million for the six months ended June 30, 2025, compared with income tax benefit of RMB4.6 million for the six months ended June 30, 2024.

Net profit/(loss)

Net profit was RMB207.6 million for the six months ended June 30, 2025, compared with a net loss of RMB1.37 billion for the six months ended June 30, 2024.

Liquidity

The Company had cash and cash equivalents, time deposits and short-term investments of RMB22.29 billion as of June 30, 2025, compared with RMB16.54 billion as of December 31, 2024. The increase was mainly due to the offering of 2030 Notes for a total cash consideration of US$678.1 million for the six months ended June 30, 2025.

The Company generated RMB3.29 billion operating cash flow for the six months ended June 30, 2025, compared with RMB2.39 billion operating cash flow for the six months ended June 30, 2024.

Significant Investments

The Group did not make or hold any significant investments during the six months ended June 30, 2025.

Material Acquisitions and Disposals

The Group did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities or associated companies during the six months ended June 30, 2025.

Foreign Exchange Exposure

A substantial majority of our revenues and costs is denominated in Renminbi. Any significant depreciation of the Renminbi may materially adversely affect the value of, and any dividends payable on, the ADSs in U.S. dollars. For example, when we convert our U.S. dollars denominated funds into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations. Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Contingent Liabilities

The Company had no material contingent liabilities as at June 30, 2025.

Employees and Remuneration

As of June 30, 2025, the Company had a total of 7,897 employees, compared to 8,088 as of December 31, 2024.

As required under PRC regulations, the Company participates in housing funds and various employee social security plans that are organized by applicable local municipal and provincial governments, including housing funds, pension, maternity, medical, work-related injury and unemployment benefit plans, under which we make contributions at specified percentages of the salaries of its employees. We also purchase commercial health and accidental insurance for our employees. Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of the Group’s business. The Company has granted and plans to continue to grant share-based incentive awards to its employees in the future to incentivize their contributions to its growth and development.

CORPORATE GOVERNANCE

Compliance with the Corporate Governance Code

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders and to enhance corporate value and accountability.

The Company’s voluntary conversion of its secondary listing status to primary listing on the Main Board of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) became effective on October 3, 2022, since when the Corporate Governance Code (the “Corporate Governance Code”) set forth in Part 2 of Appendix C1 to the Listing Rules has been applicable to the Company.

During the Reporting Period, the Company has complied with the code provisions of the Corporate Governance Code, save for the following:

Code provision C.2.1 of the Corporate Governance Code, recommends, but does not require, that the roles of chairman and chief executive officer should be separate and should not be performed by the same person. As Mr. Rui Chen performs both the roles of the chairman of the Board and the chief executive officer of the Company, there is a deviation from this code provision. Mr. Chen has extensive experience in the Company’s business operations and management. The Board believes that vesting the roles of both chairman and chief executive officer to Mr. Chen has the benefit of ensuring consistent leadership within the Company and enables more effective and efficient overall strategic planning. This structure will enable the Company to make and implement decisions promptly and effectively.

The Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees, and four independent Directors. The Board will reassess the division of the roles of chairman and the chief executive officer from time to time, and may recommend dividing the two roles between different people in the future, taking into account the Company’s circumstances as a whole.

Code provision F.1.1 of the Corporate Governance Code (before its amendment that became effective on July 1, 2025) provided that an issuer should have a policy on payment of dividends and should disclose it in the annual report. As the Company does not have a dividend policy, there is a deviation from this code provision. The Board has complete discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. Even if the Board decides to pay dividends, the form, frequency and amount will depend upon the Company’s future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. The Company does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. The Company currently intends to retain most, if not all, of its available funds and any future earnings to operate and expand its business.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Management Trading of Securities Policy (the “Code”), with terms no less exacting than that of the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Code during the Reporting Period and up to the date of this announcement.

Audit Committee

The Company has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The Audit Committee oversees the Company’s accounting and financial reporting processes and the audits of the financial statements of the Company. The Audit Committee is responsible for, among other things:

•	appointing the independent registered public accounting firms and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firms;

•	reviewing with the independent registered public accounting firms any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent registered public accounting firms;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent registered public accounting firms; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

The Audit Committee comprises three independent Directors, being Mr. Eric He, Mr. JP Gan and Mr. Feng Li, with Mr. Eric He (being our independent Director with the appropriate professional qualifications) as the chairman of the Audit Committee. The Company has determined that Mr. Eric He, Mr. JP Gan and Mr. Feng Li each satisfies the “independence” requirements of Rule 5605(c) (2) of the Nasdaq Stock Market Rules and meets the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that Mr. Eric He qualifies as an “Audit Committee financial expert.”

The Audit Committee has reviewed the unaudited interim results of the Company for the six months ended June 30, 2025 and has met with the independent auditor, PricewaterhouseCoopers. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

In addition, the independent auditor of the Company, PricewaterhouseCoopers, has reviewed our interim financial information for the six months ended June 30, 2025 in accordance with International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.”

Other Board Committees

In addition to the Audit Committee, the Board has also established the compensation committee, the nomination committee, and the corporate governance committee. Each of these committees is established with a defined written charter. The charters of the Board committees are available on the website of the Stock Exchange and the investor relations website of the Company.

OTHER INFORMATION

Purchase, Sale or Redemption of the Company’s Listed Securities

During the Reporting Period, the Company repurchased 5,588,140 Class Z ordinary shares for an aggregate amount of HK$782.9 million (US$100.0 million as translated on the date of Notes Offering) pursuant to its existing share repurchase program (details of which are described in the paragraph headed “Recent Developments” in this announcement). The purchase price for the Concurrent Repurchase is HK$140.10 per Class Z ordinary share.

As at the date of this announcement, all of the Class Z ordinary shares repurchased under the Concurrent Repurchase have been cancelled.

Save as disclosed in this announcement, neither the Company nor any of its subsidiaries and consolidated affiliated entities had purchased, sold or redeemed any of the Company’s listed securities (including sale of treasury shares) during the Reporting Period. As at June 30, 2025, the Company did not hold any treasury shares (as defined under the Listing Rules).

Dividend

The Board did not recommend the distribution of an interim dividend for the six months ended June 30, 2025.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2024	2025
	RMB	RMB
Net revenues:	11,791,744	14,340,938
Cost of revenues	(8,353,183)	(9,125,994)
Gross profit	3,438,561	5,214,944
Operating expenses:
Sales and marketing expenses	(1,962,655)	(2,215,164)
General and administrative expenses	(1,019,816)	(1,025,269)
Research and development expenses	(1,859,821)	(1,707,891)

Total operating expenses	(4,842,292)	(4,948,324)

(Loss)/profit from operations	(1,403,731)	266,620
Other income/(expense):
Investment loss, net (including impairments)	(115,933)	(119,078)
Interest income	233,551	195,812
Interest expense	(51,383)	(68,077)
Exchange losses	(73,335)	(23,369)
Debt extinguishment loss	(20,980)	(2)
Others, net	54,439	(6,355)

Total other income/(expense), net	26,359	(21,069)

(Loss)/profit before income tax	(1,377,372)	245,551
Income tax benefit/(expense)	4,592	(37,945)

Net (loss)/profit	(1,372,780)	207,606
Net loss attributable to noncontrolling interests	15,535	2,294
Net (loss)/profit attributable to the Bilibili Inc.’s shareholders	(1,357,245)	209,900

Net (loss)/profit	(1,372,780)	207,606

Other comprehensive income/(loss):
Foreign currency translation adjustments	18,175	(15,193)
Total other comprehensive income/(loss)	18,175	(15,193)

Total comprehensive (loss)/income	(1,354,605)	192,413

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME (Continued)

	For the Six Months Ended June 30,
	2024	2025
	RMB	RMB
Comprehensive loss attributable to noncontrolling interests	15,535	2,294

Comprehensive (loss)/income attributable to Bilibili Inc.’s shareholders	(1,339,070)	194,707

Net (loss)/profit per share, basic	(3.26)	0.50
Net (loss)/profit per share, diluted	(3.26)	0.49
Net (loss)/profit per ADS, basic	(3.26)	0.50
Net (loss)/profit per ADS, diluted	(3.26)	0.49
Weighted average number of ordinary shares, basic	415,780,807	419,763,214
Weighted average number of ordinary shares, diluted	415,780,807	431,601,628
Weighted average number of ADS, basic	415,780,807	419,763,214
Weighted average number of ADS, diluted	415,780,807	431,601,628

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(All amounts in thousands, except for share and per share data)

	December 31, 2024	June 30, 2025
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	10,249,382	10,675,615
Time deposits	3,588,475	7,396,047
Restricted cash	50,000	50,800
Accounts receivable, net	1,226,875	1,083,544
Amount due from related parties	786,677	1,096,245
Prepayments and other current assets	1,148,111	1,049,424
Short-term investments	2,706,535	4,219,143

Total current assets	19,756,055	25,570,818

Non-current assets:
Property and equipment, net	589,227	608,268
Production cost, net	1,851,207	1,721,157
Intangible assets, net	3,201,012	3,019,348
Deferred tax assets	135,131	144,399
Goodwill	2,725,130	2,725,130
Long-term investments, net	3,911,592	4,565,609
Other long-term assets	529,146	439,054

Total non-current assets	12,942,445	13,222,965

Total assets	32,698,500	38,793,783

Liabilities
Current liabilities:
Accounts payable	4,801,416	5,186,223
Salary and welfare payable	1,599,482	1,383,188
Taxes payable	428,932	415,028
Short-term loans and current portion of long-term debt	1,571,836	1,734,988
Deferred revenue	3,802,307	4,239,833
Accrued liabilities and other payables	2,554,281	3,041,825
Amount due to related parties	4,549	13,233

Total current liabilities	14,762,803	16,014,318

Non-current liabilities:
Long-term debt	3,264,153	8,088,858
Other long-term liabilities	567,631	534,849

Total non-current liabilities	3,831,784	8,623,707

Total Liabilities	18,594,587	24,638,025

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET (Continued)

(All amounts in thousands, except for share and per share data)

	December 31, 2024	June 30, 2025
	RMB	RMB
Shareholders’ equity
Ordinary shares:
Class Y Ordinary Shares (US$0.0001 par value; 100,000,000 shares authorized, 83,715,114 shares issued and outstanding as of December 31, 2024; US$0.0001 par value; 100,000,000 shares authorized, 81,100,010 shares issued and outstanding as of June 30, 2025)	52	50
Class Z Ordinary Shares (US$0.0001 par value; 9,800,000,000 shares authorized, 337,546,303 shares issued, 332,838,671 shares outstanding as of December 31, 2024; US$0.0001 par value; 9,800,000,000 shares authorized, 339,734,100 shares issued, 331,680,356 shares outstanding as of June 30, 2025)	216	216
Additional paid-in capital	41,454,130	41,313,604
Statutory reserves	48,642	48,642
Accumulated other comprehensive income	266,816	251,623
Accumulated deficit	(27,661,459)	(27,451,559)

Total Bilibili Inc.’s shareholders’ equity	14,108,397	14,162,576

Noncontrolling interests	(4,484)	(6,818)

Total shareholders’ equity	14,103,913	14,155,758

Total liabilities and shareholders’ equity	32,698,500	38,793,783

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2024	2025
	RMB	RMB
Net cash provided by operating activities	2,388,237	3,291,360

Net cash used in investing activities	(3,179,616)	(7,187,783)

Net cash (used in)/provided by financing activities	(2,648,739)	4,302,796

Effect of exchange rate changes on cash and cash equivalents and restricted cash held in foreign currencies	(19,199)	20,660
Net (decrease)/increase in cash, cash equivalents and restricted cash	(3,459,317)	427,033
Cash, cash equivalents and restricted cash at beginning of the period	7,241,821	10,299,382

Cash, cash equivalents and restricted cash at end of the period	3,782,504	10,726,415

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

1.	Operations

Bilibili Inc. (the “Company”) is an iconic brand and a leading video community for young generations in China. Incorporated as a limited liability company in the Cayman Islands in December 2013, the Company, through its consolidated subsidiaries, variable interest entities (“VIEs”) and subsidiaries of the VIEs (collectively referred to as the “Group”), is primarily engaged in the operation of providing online entertainment services to users in the People’s Republic of China (the “PRC” or “China”).

In April 2018, the Company completed its IPO on the NASDAQ Global Select Market. In March 2021, the Company successfully listed its Class Z ordinary shares on the main board of the Hong Kong Stock Exchange.

On October 3, 2022, the Company’s voluntary conversion of its secondary listing status to primary listing on the main board of the Hong Kong Stock Exchange became effective. The Company became a dual-primary listed company on the main board of Hong Kong Stock Exchange in Hong Kong and the Nasdaq Global Select Market in the United States.

In January 2023, the Company completed the offering of 15,344,000 ADSs at US$26.65 per ADS. The amount of net proceeds from such offering (after deducting all applicable costs and expenses including but not limited to selling commission) is approximately US$396.9 million (RMB2,689.4 million). Shortly thereafter, the Company completed repurchase of an aggregate principal amount of US$384.8 million of its December 2026 Notes with an aggregate purchase price of US$331.2 million (RMB2,243.8 million), which was funded by the net proceeds from the ADS Offering.

2.	Significant Accounting Policies

Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and the disclosure requirements of the Rules Governing the Listing of Securities on The HKEx, as amended, supplemented or otherwise modified from time to time (the “HK Listing Rules”).

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (Continued)

2.	Significant Accounting Policies (Continued)

Basis of presentation (Continued)

The unaudited interim condensed consolidated financial information and related disclosures have been prepared with the presumption that users of the unaudited interim condensed consolidated financial information should be read in conjunction with the audited consolidated financial statements as of December 31, 2024 and for the year ended December 31, 2024. The condensed consolidated balance sheet at December 31, 2024 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP.

Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to, determination of the average playing period for paying players, and assessment for the impairment of long-term investments accounted for using the measurement alternative.

3.	Accounts receivable, net

An aging analysis of the accounts receivable as of December 31, 2024 and June 30, 2025, based on the recognition date before provisions, is as follows:

	As of December 31, 2024	As of June 30, 2025
	RMB in thousands
Within 3 months	1,048,005	911,351
Between 3 months and 6 months	156,301	190,749
Between 6 months and 1 year	156,883	111,701
More than 1 year	57,119	69,705
Less: Provisions	(191,433)	(199,962)

Total	1,226,875	1,083,544

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (Continued)

4.	Accounts payable

An aging analysis of the accounts payable as of December 31, 2024 and June 30, 2025, based on the recognition date, after credit period, is as follows:

	As of December 31, 2024	As of June 30, 2025
	RMB in thousands
Within 3 months	2,923,169	3,287,578
Between 3 months and 6 months	828,579	890,623
Between 6 months and 1 year	647,474	390,588
More than 1 year	402,194	617,434

Total	4,801,416	5,186,223

The accounts payable is non-interest-bearing.

5.	Revenue recognition

The following table presents the Group’s net revenues disaggregated by revenue sources:

	For the Six Months Ended June 30,
	2024	2025
	RMB in thousands
Value-added services (VAS)	5,094,797	5,643,936
Advertising	3,706,075	4,446,523
Mobile games	1,990,177	3,343,488
IP derivatives and others	1,000,695	906,991

Total net revenues	11,791,744	14,340,938

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (Continued)

6.	Taxation

Composition of income tax

The following table presents the composition of income tax (benefit)/expense for the six months ended June 30, 2024 and 2025:

	For the Six Months Ended June 30,
	2024	2025
	RMB in thousands
Current income tax expenses	32,568	53,344
Withholding income tax expenses	8,801	2,141
Deferred tax benefits	(45,961)	(17,540)

Total	(4,592)	37,945

7.	Net (loss)/profit per Share

For the six months ended June 30, 2024 and 2025, the Company had potential ordinary shares, including share options granted and ordinary shares issuable upon the conversion of the convertible senior notes, where applicable.

As the Group incurred losses for the six months ended June 30, 2024, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share. For the calculation of diluted net profit per share for the six months ended June 30, 2025, net profit attributable to ordinary shareholders for basic net profit per share is adjusted by the effect of dilutive ordinary shares, including share options and RSUs granted, under the treasury stock method and convertible senior notes under the if-converted method.

For the six months ended June 30, 2024, the numbers of share options, RSUs and the number of ordinary shares issuable upon the conversion of the convertible senior notes, which were anti-dilutive and excluded from the computation of diluted net loss per share, were 539,106 shares, 627,557 shares, and 13,373,037 shares, respectively.

For the six months ended June 30, 2025, the numbers of share options, RSUs and the number of ordinary shares issuable upon the conversion of the convertible senior notes, which were dilutive and included from the computation of diluted net profit per share, were 1,163,372 shares, 4,099,822 shares, and 6,575,220 shares, respectively.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (Continued)

7.	Net (loss)/profit per Share (Continued)

The following table sets forth the computation of basic and diluted net (loss)/profit per share for the six months ended June 30, 2024 and 2025:

	For the Six Months Ended June 30,
	2024	2025
	RMB in thousands, except for share and per share data
Numerator:
Net (loss)/profit	(1,372,780)	207,606
Net loss attributable to noncontrolling interests	15,535	2,294
Dilution impact of the convertible senior notes	—	3,264

Net (loss)/profit attributable to Bilibili Inc.’s shareholders for basic/dilutive net (loss)/profit per share calculation	(1,357,245)	213,164

Denominator:
Weighted average number of ordinary shares outstanding, basic	415,780,807	419,763,214
Dilutive share options and RSUs	—	5,263,194
Convertible senior notes	—	6,575,220

Weighted average number of ordinary shares outstanding, diluted	415,780,807	431,601,628
Net (loss)/profit per share, basic	(3.26)	0.50
Net (loss)/profit per share, diluted	(3.26)	0.49

8.	Dividend

The Board did not recommend the distribution of any dividend for the six months ended June 30, 2024 and 2025.

PUBLICATION OF THE INTERIM RESULTS ANNOUNCEMENT AND INTERIM REPORT

This interim results announcement is published on the website of the Stock Exchange (www.hkexnews.hk) and the investor relations website of the Company (https://ir.bilibili.com/). The interim report of the Company for the Reporting Period will be published on the same websites in due course.

By order of the Board Bilibili Inc. Rui Chen Chairman

Hong Kong, August 21, 2025

As at the date of this announcement, the Board comprises Mr. Rui Chen as the chairman, Ms. Ni Li and Mr. Yi Xu as directors, Mr. JP Gan, Mr. Eric He, Mr. Feng Li and Mr. Guoqi Ding as independent directors.